Dated January 20, 2012
Filed Pursuant to Rule 433
Registration Statement No. 333-174020
Relating to Preliminary Prospectus Supplement
Dated January 19, 2012 to Prospectus Dated June 14, 2011

EXCEL TRUST, INC.

8.125% Series B Cumulative Redeemable Preferred Stock

(Liquidation Preference $25.00 per share)

FINAL PRICING TERMS

Issuer:	Excel Trust, Inc.

Securities Offered:	8.125% Series B Cumulative Redeemable Preferred Stock (“Series B Preferred Stock”)

Number of Shares:	3,200,000 shares (3,680,000 shares if the underwriters’ overallotment option is exercised in full)

Maturity:	Perpetual

Trade Date:	January 20, 2012

Settlement Date:	January 31, 2012 (T+7)

Dividend Rate:	8.125% per annum of the $25.00 liquidation preference (equivalent to $2.03125 per annum per share)

Dividend Payment Dates:	On or about the 15th day of each January, April, July and October, commencing April 15, 2012

Conversion Rights	Upon the occurrence of a Change of Control, each holder of Series B Preferred Stock will have the right (unless, prior to the Change of Control Conversion Date, the company has provided or provides notice of its election to redeem the Series B Preferred Stock) to convert some or all of the Series B Preferred Stock held by such holder on the Change of Control Conversion Date into a number of shares of the company’s common stock (or equivalent value of alternative consideration) per share of Series B Preferred Stock to be converted equal to the lesser of

•

the quotient obtained by dividing (1) the sum of the $25.00 liquidation preference plus the amount of any accrued and unpaid dividends to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series B Preferred Stock dividend payment and prior to the corresponding Series B Preferred Stock dividend payment date, in which case no additional amount for such accrued and unpaid dividends will be included in this sum) by (2) the Common Stock Price; and

•	4.1701 (the “Share Cap”), subject to certain adjustments; subject, in each case, to provisions for the receipt of alternative consideration as described in the preliminary prospectus supplement.

If, prior to the Change of Control Conversion Date, the company has provided or provides a redemption notice, whether pursuant to its special optional redemption right in connection with a Change of Control or its optional redemption right, holders of Series B Preferred Stock will not have any right to convert the Series B Preferred Stock in connection with the Change of Control Conversion Right and any Series B Preferred Stock subsequently selected for redemption that has been tendered for conversion will be redeemed on the related date of redemption instead of converted on the Change of Control Conversion Date.

Except as provided above in connection with a Change of Control, the Series B Preferred Stock is not convertible into or exchangeable for any other securities or property.

A “Change of Control” is when, after the original issuance of the Series B Preferred Stock, the following have occurred and are continuing:

•

the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of the company entitling that person to exercise more than 50% of the total voting power of all shares of the company entitled to vote generally in elections of directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

•

following the closing of any transaction referred to in the bullet point above, neither the company nor the acquiring or surviving entity has a class of common securities (or ADRs representing such securities) listed on the NYSE, the NYSE Amex or NASDAQ or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE Amex or NASDAQ.

The “Change of Control Conversion Date” is the date the Series B Preferred Stock is to be converted, which will be a business day that is no fewer than 20 days nor more than 35 days after the date on which the company provides the notice described above to the holders of Series B Preferred Stock.

The “Common Stock Price” will be: (1) the amount of cash consideration per share of common stock, if the consideration to be received in the Change of Control by the holders of the company’s common stock is solely cash; and (2) the average of the closing prices for the company’s common stock on the NYSE for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, if the consideration to be received in the Change of Control by the holders of the company’s common stock is other than solely cash.

Optional Redemption:	The company may not redeem the Series B Preferred Stock prior to January 31, 2017, except as described below under “Special Optional Redemption” and in limited circumstances relating to its continuing qualification as a REIT. At any time on and after January 31, 2017, the company may, at its option, redeem the Series B Preferred Stock, in whole or from time to time in part, by paying $25.00 per share, plus any accrued and unpaid dividends to, but not including, the date of redemption.

Special Optional Redemption:	Upon the occurrence of a Change of Control (as defined above), the company or a successor may, at its or its successor’s option, redeem the Series B Preferred Stock, in whole or in part and within 120 days after the first date on which such Change of Control occurred, by paying $25.00 per share, plus any accrued and unpaid dividends to, but not including, the date of redemption. The company refers to this redemption as a “special optional redemption.” If, prior to the Change of Control Conversion Date, the company exercises any of its redemption rights relating to the Series B Preferred Stock (whether its optional redemption right or its special optional redemption right), the holders of Series B Preferred Stock will not be permitted to exercise the conversion right described above in respect of their shares called for redemption.

Yield:	8.125%

Public Offering Price:	$25.00 per share

Purchase Price by Underwriters:	$24.2125 per share

Net Proceeds (before expenses):	$77,480,000 ($89,102,000 if the underwriters’ overallotment option is exercised in full)

Underwriting Discount:	$2,520,000 ($2,898,000 if the underwriters’ overallotment option is exercised in full)

Listing/Symbol:	NYSE / “EXLPrB”

CUSIP / ISIN:	30068C 307 / US30068C3079

Joint Book-Running Managers:	Wells Fargo Securities, LLC

Raymond James & Associates, Inc.

UBS Securities LLC

Co-Managers:	PNC Capital Markets LLC

Pro Forma Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

After giving effect to this offering and the application of the net proceeds as set forth under “Use of Proceeds” in the preliminary prospectus supplement, the ratio of earnings to combined fixed charges and preferred stock dividends on a pro forma basis would have been 0.61 for the nine months ended September 30, 2011, 0.00 for the period from April 28, 2010 to December 31, 2010 and 0.13 for the period from January 1, 2010 to April 27, 2010 and the deficiency of earnings to combined fixed charges and preferred stock dividends would have been $6.3 million for the nine months ended September 30, 2011, $7.6 million for the period from April 28, 2010 to December 31, 2010 and $2.4 million for the period from January 1, 2010 to April 27, 2010.

The company has filed a registration statement (including a prospectus dated June 14, 2011 and a preliminary prospectus supplement dated January 19, 2012) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the company has filed with the SEC for more complete information about the company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, a copy of the prospectus and preliminary prospectus supplement may be obtained by calling Wells Fargo Securities, LLC, toll-free at (800) 326-5897; or Raymond James & Associates, Inc. toll-free at (800) 248-8863; or UBS Securities LLC toll-free at (877) 827-6444, ext. 561 3884.